Code of Ethics
Bluestone Capital Management, LLC

The Firm's code of ethics is a separate document and attached as an exhibit. The following policies and procedures set forth the key regulatory requirements that form the basis for the Firm's code of ethics. Because the Firm is committed to extremely high ethical standards, its code of ethics will often contain requirements that are more stringent than those imposed by SEC Rule 204A-1. Consequently, Supervised Persons must ensure that they comply with all requirements and standards set forth in the code of ethics, and not just the requirements imposed by SEC Rule 204A-1.
4.1 SEC Rule 204A-1
SEC Rule 204AͲ1 under the Investment Advisers Act requires the Firm to adopt a code of ethics that sets forth the standard of business conduct that is required of all its Supervised Persons. The Firm's code of ethics sets out ideals for ethical conduct grounded in the fundamental principles of openness, integrity, honesty, and trust. The code of ethics is designed to effectively convey to Supervised Persons the value the Firm places on ethical conduct, and it challenges Supervised Persons to live up not only to the letter of the law but also to the ideals of the organization. All Supervised Persons are reminded that, in addition to being subject to the policies and procedures set forth in this manual, they are also subject to the Firm's code of ethics.
4.2 Definition of Access Person
The specific provisions and reporting requirements of the Firm's code of ethics are concerned primarily with those investment activities of the Firm's Access Persons, as defined below.
"Access Person" means any general partner, officer, or director of the Firm or any employee of the Firm who: (i) has access to nonpublic information regarding any client's purchase or sale of securities, or non-public information regarding the holdings of any client; or (ii) is involved in making securities  recommendations to clients or has access to such recommendations that are non-public.
So long as the Firm's primary business is providing investment advice, all of the Firm's directors, officers, employees and partners will be presumed to be Access Persons.
4.3 General Conditions of the Code of Ethics
One goal of the code of ethics is to allow the Firm's Access Persons to engage in personal securities transactions while protecting advisory clients, the Firm, and its Access Persons from conflicts that could result from a violation of securities laws or from real or apparent conflicts of interests. While it is impossible to define all situations that might pose such a risk, the code of ethics is designed to address those circumstances where such risks are likely to arise.
Adherence to the code of ethics and the related restrictions on personal investing is considered a basic condition of employment for Access Persons. If there is any doubt as to the propriety of any activity, Access Persons should consult with the CCO. The CCO may rely upon the advice of legal counsel or outside compliance consultants.
In general, the code of ethics requires all Supervised Persons to:
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Act with integrity, competence, dignity, and in an ethical manner when dealing with the public, clients, prospects, employers and employees, colleagues in the investment profession, and other participants in the global capital markets;

•	Place the interests of clients, the interests of their employer, and the integrity of the investment profession above their own personal interests;

•	Practice and encourage others to practice in a professional and ethical manner that will reflect positively on themselves and the profession;
•	Maintain and improve their professional competence and strive to maintain and improve the competence of other investment professionals;
•	Promote the integrity of, and uphold the rules governing, global capital markets;
•
Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.

4.4 Required Content of the Code of Ethics
The CCO will ensure that the code of ethics contains the following content required by SEC Rule 204A-1:
1.	standards of business conduct required of Supervised Persons;
2.	provisions requiring Supervised Persons to comply with applicable federal securities laws;
3.	provisions that require all Access Persons to report certain personal securities transactions for review on a quarterly basis, and holdings on an annual basis, to the Firm;
4.	provisions requiring Supervised Persons to report any violations of the code of ethics promptly to the CCO or Designated Principal; and
5.
provisions requiring the Firm to provide each Supervised Person with a copy of the code of ethics and any amendments, and requiring Supervised Persons to provide the Firm with a written acknowledgment of their receipt of the code of ethics (and any amendments).

The CCO is responsible for approving the code of ethics, ensuring that all required elements are contained therein, and addressing any conflicts.
4.5 Reportable Securities
It is the responsibility of each Access Person to determine whether a particular securities transaction being considered for his personal account or any other account in which he has a beneficial interest is reportable under the code of ethics or is otherwise prohibited by any applicable laws.
Under SEC Rule 204AͲ1, all securities are reportable securities, with five exceptions designed to exclude securities that appear to present little opportunity for the type of improper trading that the transaction and holding reports are designed to uncover. The exceptions are as follows:
1.	transactions and holdings in direct obligations of the United States government;
2.	money market instruments—bankers' acceptances, bank certificates of deposit, commercial paper, repurchase agreements, and other high quality short-term debt instruments;
3.	shares of money market funds;
4.	transactions and holdings in shares of other types of mutual funds, unless the Firm or a control affiliate acts as the investment adviser or principal underwriter for the fund; and
5.	Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

Access Persons are required to report all transactions in reportable securities on a quarterly basis within 30 days of the quarter's end. All employees will have duplicate copies of their brokerage account statements and confirmation sent to Compliance. Having statements sent direct to Compliance will fulfill this requirement.
4.6 Applicability of Reporting Requirements
The code of ethics applies to all accounts of an Access Person in which he has a direct or indirect beneficial interest. These accounts are referred to as personal accounts. It is important to note that the code of ethics applies to any account maintained by or for:
•	An Access Person's current spouse (not legally separated or divorced from the Access Person) and minor children;
•	Any individuals who live in the Access Person's household and over whose purchases, sales, or other trading activities the Access Person exercises control or investment discretion;
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Any persons to whom the Access Person provides primary financial support, and either (i) whose financial affairs the Access Person controls or (ii) for whom the Access Person provides discretionary advisory services.

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Any trust or other arrangement which names the Access Person as a beneficiary and/or the Access Person as trustee. It does not include any account for which an Access Person serves as trustee of a trust for the benefit of (i) a person to whom the Access Person does not provide primary financial support, or (ii) an independent third party.

•
Any partnership, corporation, or other entity of which the Access Person is a director, officer, or partner or in which the Access Person has a 25% or greater beneficial interest, or in which the Access Person owns a controlling interest or exercises effective control.

4.6.1 Personal Accounts of Other Access Persons
A personal account of one Access Person that is managed by a second Access Person is considered a personal account to the second Access Person only if he has a beneficial ownership in the personal account. Without beneficial ownership, the account is considered a client account with respect to the Access Person managing the account.
4.6.2 Solicitors and Consultants
Non-employee solicitors or consultants are not subject to the code of ethics unless the solicitor or consultant, as part of his duties on behalf of the Firm, (i) makes or participates in the making of investment recommendations for the Firm's clients, or (ii) obtains information on recommended investments for the Firm's clients. In the case where a solicitor or consultant obtains information on a recommended investment for the Firm's clients, the solicitor or consultant will not be allowed to act on the investment recommendation for ninety days, unless that recommendation becomes known outside of the Firm by other means, such as through a presentation or through the Firm's quarterly letters.
4.7 Initial, Annual, and Quarterly Reporting
Access Persons must submit the following reports to the Firm:

4.7.1 Initial Holdings Report
Within 10 days of becoming an Access Person, Access Persons are required to provide the Designated Principal with an initial holdings report that contains, at a minimum, the following:
1.	Disclosure of all of the Access Person's current securities holdings with the following content for each reportable security of which the Access Person has any direct or indirect beneficial ownership:
•	title and type of reportable security
•	ticker symbol or CUSIP number (as applicable)
•	number of shares
•	principal amount of each reportable security
2.	The name of any broker, dealer, or bank with which the Access Person maintains an account in which he has any direct or indirect interest;
3.	The date upon which the report was submitted.
Information contained in the initial holdings reports must be current and dated no more than 45 days prior to the date of submission. Generally, positions and holdings are contained within account statements, and delivery of the account statements will suffice for reporting purposes.
4.7.2 Annual Holdings Report
All Access Persons must also provide annual holdings reports of all current reportable securities holdings at least once during each 12-month period. End of year brokerage statements sent direct to compliance satisfies this requirement.
4.7.3 Quarterly Transaction Reports
Access Persons must also provide quarterly securities transaction reports for each transaction in a reportable security of which the Access Person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership. Such quarterly transaction reports must include the following information:
•	Date of transaction;
•	Title of reportable security;
•	Ticker symbol or CUSIP number of reportable security (as applicable);
•	Interest rate or maturity rate (if applicable);
•	Number of shares;
•	Principal amount of reportable security;
•	Nature of transaction (e.g., purchase or sale);
•	Price of reportable security at which the transaction was effected;

•	The name of the broker, dealer, or bank through which the transaction was effected; and
•	The date upon which the Access Person submitted the report.
Access Persons must submit a quarterly transaction report no later than 30 days after the end of each quarter. All employees will have duplicate copies of their brokerage statements and confirmation sent to Compliance. This will satisfy the quarterly reporting requirement. Compliance will send letters to the respective custodian to have this put in place.
4.8 Exceptions from Reporting Requirements
Exceptions from the reporting requirements available under SEC Rule 204A-1 are described below:
1.	No report is required with respect to securities held in any personal account over which the Access Person has (or had) no direct or indirect influence or control;
2.
Transaction reports are not required to be submitted with respect to any transactions effected pursuant to an automatic investment plan (although holdings need to be included on initial and annual holdings reports);

3.
Transaction reports are not required if the report would duplicate information contained in broker trade confirmations or account statements that the Access Person has already provided to the Firm. This paragraph has no effect on an Access Person's responsibility related to the submission of initial and annual holdings reports. An Access Person that would like to avail himself of the exemption should:

•	Ensure that the content of broker confirmations or account statements for any personal accounts meets the content required for quarterly transaction reports; and
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Inform the Designated Principal that he would like to avail himself of this compliance option and provide the Designated Principal with the following for each of his personal accounts: name of institution; address of institution; name of contact at institution; identification numbers for personal accounts held at institution; and name of personal accounts held at institution.

4.9 Transactions in Personal Accounts
Personal Sales of Securities
Employees of the firm may have their account with any broker dealer of their choosing. Upon hire and on an annual basis (during the firm's annual compliance meeting) employees are required to disclose their personal holdings. The Compliance Department will contact the brokerage firm where the assets are held and arrange for confirmations and statements to be sent directly to the CCO.
4.10 Initial Public Offerings
The Firm's code of ethics bans the purchase of initial public offerings. The Firm prohibits Access Persons from directly or indirectly acquiring beneficial ownership in a security in an initial public offering, unless indirectly acquired through an Access Person's investment in the Fund. It is important to note that, although SEC Rule 204AͲ1 allows for the purchase of initial public offerings with pre-clearance, the Firm's code of ethics contains an absolute ban against the purchase of any initial public offerings.
4.11 Amendments to the Code of Ethics
The CCO will periodically review the code of ethics and assess its effectiveness. If the CCO makes any amendments, he must ensure that the code of ethics remains compliant with the minimum requirements of SEC Rule 204A-1.

PERSONNEL, LICENSING, AND REGISTRATION
5.1 Firm Registration Requirements
The Firm has registered, and will continue to be registered, as an investment adviser based upon the fact that it is engaged in the business of managing client assets through private funds and SMA. Section 203A(a) of the Investment Adviser Act was amended to prohibit, with limited exceptions, an investment adviser from registering with the SEC if the investment adviser has assets under management less than $100 million.
5.1.1 Assets under Management
The Designated Principal will monitor assets under management to ensure that the Firm remains qualified to maintain its current registration status. When calculating assets for